UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Antero Midstream Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03676B 102

(CUSIP Number)

c/o Yorktown Partners LLC

410 Park Avenue, 19th Floor

New York, New York 10022

Attention: W. Howard Keenan, Jr.

With a copy to:

Ann Marie Cowdrey

Jesse E. Betts

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown Energy Partners V, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,392,602
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,392,602
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,392,602
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.27%(1)
14	Type of Reporting Person PN

(1)	Based on 506,847,308 Shares outstanding as of May 21, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown V Company LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,392,602
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,392,602
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,392,602
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.27%(1)
14	Type of Reporting Person OO

(1)	Based on 506,847,308 Shares outstanding as of May 21, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown Energy Partners VI, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,463,246
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,463,246
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,463,246
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.29%(1)
14	Type of Reporting Person PN

(1)	Based on 506,847,308 Shares outstanding as of May 21, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown VI Company LP.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,463,246
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,463,246
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,463,246
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.29%(1)
14	Type of Reporting Person PN

(1)	Based on 506,847,308 Shares outstanding as of May 21, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown VI Associates LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,463,246
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,463,246
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,463,246
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.29%(1)
14	Type of Reporting Person OO

(1)	Based on 506,847,308 Shares outstanding as of May 21, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown Energy Partners VII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 3,412,464
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,412,464
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,412,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.67%(1)
14	Type of Reporting Person PN

(1)	Based on 506,847,308 Shares outstanding as of May 21, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown VII Company LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 3,412,464
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,412,464
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,412,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.67%(1)
14	Type of Reporting Person PN

(1)	Based on 506,847,308 Shares outstanding as of May 21, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown VII Associates LLC.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 3,412,464
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,412,464
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,412,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.67%(1)
14	Type of Reporting Person OO

(1)	Based on 506,847,308 Shares outstanding as of May 21, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown Energy Partners VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,266,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,266,099
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,266,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.04%(1)
14	Type of Reporting Person PN

(1)	Based on 506,847,308 Shares outstanding as of May 21, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown VIII Company LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,266,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,266,099
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,266,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.04%(1)
14	Type of Reporting Person PN

(1)	Based on 506,847,308 Shares outstanding as of May 21, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown VIII Associates LLC.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,266,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,266,099
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,266,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.04%(1)
14	Type of Reporting Person OO

(1)	Based on 506,847,308 Shares outstanding as of May 21, 2019.

CUSIP No. 03676B 102

This Amendment No. 1 amends and supplements the Schedule 13D relating to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Antero Midstream Corporation, a Delaware corporation (the “Issuer”), filed on March 15, 2019 (the “Schedule 13D”). On March 12, 2019, the Issuer was formed as a result of the conversion of Antero Midstream GP LP (“AMGP”) from a limited partnership to a corporation under the laws of the State of Delaware. Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

This Item 5 shall be deemed to amend and restate Item 5 to the Schedule 13D in its entirety:

The aggregate number and percentage of Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As a result of the Stockholders’ Agreement, the Reporting Persons and the Other Persons (collectively, the “Stockholders’ Agreement Parties”) may be deemed to have formed a Section 13(d) group. If the Stockholders’ Agreement Parties are deemed to have formed a Section 13(d) group, such group may be deemed to beneficially own an aggregate of 208,287,026 Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 41.1% of the issued and outstanding Shares and total voting power of the Issuer as of immediately following the consummation of the Transactions. The Warburg Entities have filed a separate Schedule 13D with respect to their interests and Messrs. Rady and Warren and AR Sub have filed a separate Schedule 13D with respect to their interests. Each of the Stockholders’ Agreement Parties disclaims beneficial ownership of Shares owned by the other Stockholders’ Agreement Parties except to the extent of its pecuniary interest therein.

Each of the Reporting Persons and the Other Persons listed below has the following beneficial ownership of Shares (percentages are based on 506,847,308 Shares outstanding as of May 21, 2019):

i.

Yorktown V is the record owner of 1,392,602 Shares of the Issuer, representing 0.27% of the outstanding Shares of the Issuer. Because Yorktown V Company is the sole general partner of Yorktown V, it may be deemed to beneficially own 1,392,602 Shares of the Issuer based on its relationship with Yorktown V. Yorktown V Company disclaims beneficial ownership of these Shares except to the extent of its pecuniary interest therein. Yorktown VI is the record owner of 1,463,246 Shares of the Issuer, representing 0.29% of the outstanding Shares of the Issuer. Because Yorktown VI Company is the sole general partner of Yorktown VI, it may be deemed to beneficially own 1,463,246 Shares of the Issuer based on its relationship with Yorktown VI. Because Yorktown VI Associates is the sole general partner of Yorktown VI Company, it may be deemed to beneficially own 1,463,246 Shares of the Issuer based on its relationship with Yorktown VI Company. Yorktown VI Company and Yorktown VI Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein. Yorktown VII is the record owner of 3,412,464 Shares of the Issuer, representing 0.67% of the outstanding Shares of the Issuer. Because Yorktown VII Company is the sole general partner of Yorktown VII, it may be deemed to beneficially own 3,412,464 Shares of the Issuer based on its relationship with Yorktown VII Company. Because Yorktown VII Associates is the sole general partner of Yorktown VII Company, it may be deemed to beneficially own 3,412,464 Shares of the Issuer based on its relationship with Yorktown VII. Yorktown VII Company and Yorktown VII Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein. Yorktown VIII is the record owner of 5,266,099 Shares of the Issuer, representing 1.04% of the outstanding Shares of the Issuer. Because Yorktown VIII Company is the sole general partner of Yorktown VIII, it may be deemed to beneficially own 5,266,099 Shares of the Issuer based on its relationship with Yorktown VIII. Because Yorktown VIII Associates is the sole general partner of Yorktown VIII Company, it may be deemed to beneficially own 5,266,099 Shares of the Issuer based on its relationship with Yorktown VIII Company. Yorktown VIII Company and Yorktown VIII Associates disclaim beneficial ownership of these Shares except to the extent of their pecuniary interest therein.

CUSIP No. 03676B 102

ii.	WP X O&G is the record owner of 34,834,296 Shares of the Issuer, representing 6.87% of the outstanding Shares of the Issuer.

iii.	Warburg Pincus X Partners, L.P. is the record owner of 1,114,410 Shares of the Issuer, representing 0.22% of the outstanding Shares of the Issuer.

iv.	Warburg Pincus Private Equity VIII, LP is the record owner of 4,032,316 Shares of the Issuer, representing 0.80% of the outstanding Shares of the Issuer.

v.	Warburg Pincus Netherlands Private Equity VIII C.V.I. is the record owner of 116,879 Shares of the Issuer, representing 0.02% of the outstanding Shares of the Issuer.

vi.	WP-WPVIII Investors, L.P. is the record owner of 11,688 Shares of the Issuer, representing less than 0.01% of the outstanding Shares of the Issuer.

vii.

Paul M. Rady is the record owner of 9,634,883 Shares of the Issuer, representing 1.9% of the outstanding Shares of the Issuer. Because Mr. Rady owns a 3.68% limited liability company interest in Mockingbird Investment LLC (“Mockingbird”), and a trust under his control owns the remaining 96.32% in Mockingbird, he may be deemed to beneficially own an additional 19,180,821 Shares of the Issuer owned of record by Mockingbird based on his relationship with Mockingbird. Mr. Rady disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

viii.

Glen C. Warren, Jr. is the record owner of 16,860,517 Shares of the Issuer, representing 3.3% of the outstanding Shares of the Issuer. Because Mr. Warren is the sole member of Canton Investment Holdings LLC (“Canton”), he may be deemed to beneficially own an additional 3,966,804 Shares of the Issuer owned of record by Canton based on his relationship with Canton. Mr. Warren disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

ix.

AR Sub is the record owner of 107,000,001 Shares of the Issuer, representing 21.1% of the outstanding Shares of the Issuer. Because Antero Resources is the sole member of AR Sub, Antero Resources may be deemed to beneficially own all Shares of the Issuer owned by AR Sub based on its relationship with AR Sub. Antero Resources disclaims beneficial ownership of these Shares except to the extent of its pecuniary interest therein.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person. No Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person or the Other Persons. Information with respect to each of Other Persons is based on information provided to the Reporting Persons by the Other Persons.

On May 21, 2019, WP VIII sold 14,536,517 Shares, WP VIII CV I sold 421,348 Shares and WP-WPVIII Investors sold 42,135 Shares, each such transaction on the open market and at a price of $12.61 per Share. Separately, on May 21, 2019, Yorktown V sold 483,200 Shares, Yorktown VI sold 507,600 Shares, Yorktown VII sold 1,183,600 Shares and Yorktown VIII sold 1,825,600 Shares, each such transaction on the open market and at a price of $12.61 per Share.

On April 15, 2019, Messrs. Rady and Warren received 37,108 Shares and 24,739 Shares, respectively, upon vesting and settlement of outstanding restricted stock units pursuant to the Antero Midstream Corporation Long-Term Incentive Plan, in each case net of Shares the Issuer withheld to satisfy their respective tax withholding obligations. Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares of the Issuer since the filing of the Original Schedule 13D.

Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons or the Other Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

YORKTOWN ENERGY PARTNERS V, L.P.

By: Yorktown V Company LLC, its general partner

By:	/s/ W. Howard Keenan, Jr.	Date:	May 24, 2019
Name:	W. Howard Keenan, Jr.
Title:	Managing Member

YORKTOWN V COMPANY LLC

By:	/s/ W. Howard Keenan, Jr.	Date:	May 24, 2019
Name:	W. Howard Keenan, Jr.
Title:	Managing Member

YORKTOWN ENERGY PARTNERS VI, L.P.

By: Yorktown VI Company LP, its general partner

By: Yorktown VI Associates LLC, its general partner

By:	/s/ W. Howard Keenan, Jr.	Date:	May 24, 2019
Name:	W. Howard Keenan, Jr.
Title:	Managing Member

YORKTOWN VI COMPANY LP

By: Yorktown VI Associates LLC, its general partner

By:	/s/ W. Howard Keenan, Jr.	Date:	May 24, 2019
Name:	W. Howard Keenan, Jr.
Title:	Managing Member

YORKTOWN VI ASSOCIATES LLC

By:	/s/ W. Howard Keenan, Jr.	Date:	May 24, 2019
Name:	W. Howard Keenan, Jr.
Title:	Managing Member

YORKTOWN ENERGY PARTNERS VII, L.P.

By: Yorktown VII Company LP, its general partner

By: Yorktown VII Associates LLC, its general partner

By:	/s/ W. Howard Keenan, Jr.	Date:	May 24, 2019
Name:	W. Howard Keenan, Jr.
Title:	Managing Member

YORKTOWN VII COMPANY LP

By: Yorktown VII Associates LLC, its general partner

By:	/s/ W. Howard Keenan, Jr.	Date:	May 24, 2019
Name:	W. Howard Keenan, Jr.
Title:	Managing Member

YORKTOWN VII ASSOCIATES LLC

By:	/s/ W. Howard Keenan, Jr.	Date:	May 24, 2019
Name:	W. Howard Keenan, Jr.
Title:	Managing Member

YORKTOWN ENERGY PARTNERS VIII, L.P.

By: Yorktown VIII Company LP, its general partner

By: Yorktown VIII Associates LLC, its general partner

By:	/s/ W. Howard Keenan, Jr.	Date:	May 24, 2019
Name:	W. Howard Keenan, Jr.
Title:	Managing Member

YORKTOWN VIII COMPANY LP

By: Yorktown VIII Associates LLC, its general partner

By:	/s/ W. Howard Keenan, Jr.	Date:	May 24, 2019
Name:	W. Howard Keenan, Jr.
Title:	Managing Member

YORKTOWN VIII ASSOCIATES LLC

By:	/s/ W. Howard Keenan, Jr.	Date:	May 24, 2019
Name:	W. Howard Keenan, Jr.
Title:	Managing Member